Brian J. Jennings
Senior Vice President and
Chief Financial Officer
Devon Energy Corporation
20 North Broadway
Oklahoma City, Oklahoma 73102-8260
Direct: 405/552-7838
Direct Fax: 405/552-8109

October 31, 2006
Via EDGAR and
Facsimile No. 202-772-9368
Attention: James Murphy
Division of Corporation Finance
H. Roger Schwall
Assistant Director
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Devon Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 3, 2006
File No. 1-32318
Dear Mr. Schwall:
This letter responds to the staff’s comment letter dated October 13, 2006, regarding Devon Energy Corporation’s Form 10-K for the year ended December 31, 2005, filed March 3, 2006 (File No. 1-32318). Devon’s responses to the staff’s comments are set forth below:
Engineering Comments
SEC Comment
1.	We have reviewed your response to our comment number one from our letter dated September 11, 2006. As previously discussed, you may not disclose reserve volumes that are not net to your interest in filings with the SEC. In addition, we are concerned with any public disclosure where you provide only the estimated gross ultimate or remaining reserve volumes in a field or property where your net interest reserve volumes are materially lower but you do not disclose this fact. Please confirm that in future public disclosures you will provide accurate disclosure by disclosing your net interest and/or net reserve volumes, especially when they are materially lower than the gross volumes of ultimate or remaining reserves.
Response
As indicated in our response included in our September 25, 2006 letter, we confirm your statement set forth above.

U.S. Securities and Exchange Commission
October 31, 2006

Devon Press Release of September 5, 2006
SEC Comment
2.	We have reviewed your response to our comment number two from our letter dated September 11, 2006. We consider 72 miles or the distance from the Jack field to the Cascade project to be too far to consider the Jack field to be an analogous field to the Cascade. Therefore, we believe ether economic production or a conclusive formation test is necessary to demonstrate economic producibility. Because the industry has never produced the lower Tertiary reservoirs in the deepwater Gulf of Mexico, we believe a conclusive formation test requires a production test at economic rates. Please confirm that prior to booking proved reserves in the Cascade project you will perform a conclusive production test at economic rates or alternatively wait until you have established economic production at Cascade.
Response
We agree that Devon could not currently book proved reserves at Cascade with a reasonable certainty. However, as discussed in a teleconference with Mr. James Murphy on October 26, 2006, if a conclusive production test at economic rates is completed at a location that is proximate to the Cascade area, we would consider booking proved reserves at Cascade if we were satisfied that the SEC requirements had been met. If we decide to use an analog to book proved reserves at Cascade, we would recommend a meeting with the SEC staff to present our case with supporting data and conclusions.
SEC Comment
3.	We have reviewed your response to our comment number three from our letter dated September 11, 2006. We believe you must demonstrate economic producibility, either by economic production or a conclusive formation test prior to the booking of proved reserves in each lower Tertiary field. Because the industry has never produced the lower Tertiary reservoirs in the deepwater Gulf of Mexico, we believe a conclusive formation test requires a production test at economic rates. Please confirm that prior to booking proved reserves in the lower Tertiary in the deepwater Gulf of Mexico you will perform a conclusive production test at economic rates or alternatively wait until you have established economic production in each untested field.
Response
Please see the above response to comment number 2. The lower Tertiary is currently an active area of exploration, appraisal and development by the industry. As we discussed with Mr. Murphy, it is possible that a production test from a potential future discovery could meet the test of analogy and, therefore, be used as analogies for booking proved reserves in other fields or projects. Devon will assure that all bookings are in compliance with SEC regulations and guidance at the time of the bookings.
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In connection with the above responses to the staff’s comments, Devon acknowledges that:
•	Devon is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Devon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
October 31, 2006

Devon would appreciate receiving the staff’s further comments or questions with respect to the foregoing as soon as possible. Please direct any comments or questions you may have regarding the foregoing to the undersigned at 405-552-7838, or to Danny Heatly, Vice President — Accounting, at 405-552-4702.
Very truly yours,
/s/ Brian J. Jennings
Brian J. Jennings
Senior Vice President and
Chief Financial Officer